March 14, 2018

VIA EDGAR

Katharine Wray

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PolarityTE, Inc.
Registration Statement on Form S-3
File No. 333-219202

Dear Ms. Wray:

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated August 23, 2017 (the “Comment Letter”). Capitalized terms used and not defined shall have the meanings given in the Registration Statement.

1.	General

We note the information and Section 5 analysis provided in your response letter. We are unable to agree, based on the information provided, that the Forbes.com article written by Mr. Dyer and published on August 8, 2017, is not a communication by or on behalf of the company. Further, with respect to the assertion that the article meets the requirements of the safe harbor provided by Securities Act Rule 168 and thus should not be considered a prospectus, please provide support for the contention that the information in the article, in particular claims such as those regarding the company’s “upside” and its potential future impact on the biotech industry, constitute factual business information or forward-looking information within the meaning of Rule 168. Alternatively, please provide additional legal analysis regarding how the publication of this article complies with your obligations under Section 5(b) of the Securities Act and/or tell us whether any additional disclosure or other action by the company is necessary in this regard.

Response:

The Company believes that a Section 5 analysis concerning the release of the article written by Mr. Dyer that was published on August 8, 2017 is no longer relevant as a “cooling off” period of more than thirty (30) days between the release of the article and the present date has occurred. The Company has filed an amended registration statement to revise and update its disclosure, as appropriate.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP

cc: Denver Lough, CEO

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